Exhibit 99.1

AcuityAds Holdings Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

Three months ended

March 31, 2022, and 2021

(Expressed in Canadian dollars)

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Canadian dollars)

	March 31, 2022 $	December 31, 2021 $
Assets

Current assets
Cash and cash equivalents	99,535,834	102,208,807
Accounts receivable	24,868,007	30,972,608
Prepaid expenses and other	2,833,102	3,278,624

	127,236,943	136,460,039
Non-current assets
Deferred tax asset (note 16)	81,803	81,803
Property and equipment (note 3)	4,857,087	5,369,619
Intangible assets (note 4)	3,514,896	3,044,278
Goodwill	4,869,841	4,869,841

	140,560,570	149,825,580
Liabilities

Current liabilities
Accounts payable and accrued liabilities	19,246,939	24,853,497
Income tax payable	910,165	910,165
Borrowings (note 15)	3,024,696	2,946,150
Lease obligations (notes 5)	1,973,346	2,058,161

	25,155,146	30,767,973
Non-current liabilities
Borrowings (note 15)	3,139,138	3,852,891
Lease obligations (notes 5)	1,918,285	2,148,708

	30,212,569	36,769,572

Shareholders’ Equity (notes 7)	110,348,001	113,056,008

	140,560,570	149,825,580

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

	2022 $	2021 $
Revenue
Managed services	15,764,729	22,256,217
Self-service	8,056,159	5,198,375

	23,820,888	27,454,592

Media costs	11,901,430	13,090,500

Gross profit	11,919,458	14,364,092

Operating expenses
Sales and marketing (note 17)	5,388,432	4,554,024
Technology (note 11 and 17)	3,298,330	3,793,370
General and administrative (note 17)	3,150,677	1,531,793
Share-based compensation (note 7)	1,478,997	864,392
Depreciation and amortization	1,203,999	1,383,026

	14,520,435	12,126,605

Income (loss) from operations	(2,600,977)	2,237,487

Finance costs (note 8)	145,855	274,880
Foreign exchange loss	1,791,102	568,483

	1,936,957	843,363

Net income (loss) before income taxes	(4,537,934)	1,394,124

Income taxes (note 16)	(47,541)	30,243

Net income (loss) for the period	(4,490,393)	1,363,881

Basic net income (loss) per share (note 9)	(0.07)	0.03
Diluted net income (loss) per share (note 9)	(0.07)	0.03

Exchange (gain) loss on translating foreign operations	(234,091)	(339,282)

Comprehensive income (loss) for the period	(4,256,302)	1,703,163

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars unless otherwise stated)

	2022
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2021	60,733,803	124,036,377	10,620,976	-	446,218	(22,047,563)	113,056,008
Shares issued – options exercised	57,499	69,298	-	-	-	-	69,298
Share-based compensation (note 7(c))	-	-	1,478,997	-	-	-	1,478,997
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	135,228	520,622	(520,622)	-	-	-	-
Other comprehensive income	-	-	-	-	234,091	-	234,091
Net loss for the period	-	-	-	-	-	(4,490,393)	(4,490,393)
Balance – March 31, 2022	60,926,530	124,626,297	11,579,351	-	680,309	(26,537,956)	110,348,001

	2021
	Common shares
	Number	Amount $	Contributed surplus $	Warrants $	Other reserves $	Deficit $	Total $
Balance – December 31, 2020	53,422,024	56,983,111	7,224,222	31,279	415,049	(32,603,073)	32,050,588
Shares issued – options exercised	611,666	857,882	-	-	-	-	857,882
Share-based compensation (note 7(c))	-	-	864,392	-	-	-	864,392
Shares issued – Warrants exercised	39,821	61,723	30,663	(30,663)	-	-	61,723
Shares issued – DSUs/RSUs exercised (notes 7(d) and 7(e))	564,330	744,419	(744,419)	-	-	-	-
Other comprehensive income	-	-	-	-	339,282	-	339,282
Net income for the period	-	-	-	-	-	1,363,881	1,363,881
Balance – March 31, 2021	54,637,841	58,647,135	7,374,858	616	754,331	(31,239,192)	35,537,748

AcuityAds Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

	2022 $	2021 $
Cash provided by (used in)

Operating activities
Income (loss) for the period	(4,490,393)	1,363,881

Adjustments to reconcile net income to net cash flows
Depreciation and amortization	1,203,999	1,383,026
Finance costs (note 8)	145,855	274,880
Share-based compensation (note 7(c))	1,478,997	864,392
Foreign exchange loss	1,791,102	568,483
Change in non-cash operating working capital
Accounts receivable	6,439,893	4,416,125
Prepaid expenses and other	768,315	(140,352)
Investment tax credits receivable	-	21,922
Accounts payable and accrued liabilities	(5,457,444)	(2,287,367)
Interest paid – net	(112,114)	(241,264)

	1,768,210	6,223,726

Investing activities
Additions to property and equipment (note 3)	(337,726)	(40,313)
Additions to intangible assets (note 4)	(824,359)	-

	(1,162,085)	(40,313)

Financing activities
Net proceeds from term loans (note 15)	-	-
Repayment of term loans principal (note 15)	(777,261)	(616,722)
Additions to international loans (note 15)	536,690	154,303
Repayment of international loans (note 15)	(457,805)	(823,834)
Additions to leases	256,675	-
Repayment of leases	(571,913)	(876,442)
Proceeds from the exercise of warrants	-	61,723
Proceeds from the exercise of stock options	69,298	857,882

	(944,316)	(1,243,090)

Increase (decrease) in cash and cash equivalents	(338,191)	4,940,323

Foreign exchange impact on cash	(2,334,782)	(568,483)

Cash and cash equivalents – Beginning of period	102,208,807	22,638,300

Cash and cash equivalents – End of period	99,535,834	27,010,140

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	256,675	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

1	Corporate information

AcuityAds Holdings Inc. (“AcuityAds” or the “Company”), and its wholly owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. AcuityAds is a publicly traded company, incorporated in Canada, and its head office is located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada, under the trading symbol “AT, and on the Nasdaq Capital Market in the United States, under the trading symbol “ATY”.

2	Summary of significant accounting policies

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of condensed interim consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. The date the Board of Directors authorized the consolidated financial statements for issue is May 12, 2022.

Basis of presentation

These consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Significant accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021.

The unaudited condensed interim consolidated financial statements are based on accounting policies, as described in note 2 to the 2021 audited annual consolidated financial statements.

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2022. The application of these amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

Reference to the Conceptual Framework (Amendments to IFRS 3, Business Combinations). The amendments to IFRS 3 update an outdated reference in IFRS 3 without significantly changing its requirements and add an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Fees in the “10 Per Cent Test” for Derecognition of Financial Liabilities (Amendments to IFRS 9, Financial Instruments). The amendments to IFRS 9 clarify which fees an entity includes when it applies the “10 per cent test” in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

Property, Plant and Equipment - Proceeds Before Intended Use (Amendments to IAS 16, Property, Plant and Equipment). The amendments to IAS 16 prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets). The amendments to IAS 37 provide guidance regarding the costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract and can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.

Future accounting standards

Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements). The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively.

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied prospectively.

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively.

Deferred Tax on Assets and Liabilities Arising From Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied to transactions that occur on or after the beginning of the earliest comparative period presented. The Company is still assessing the impact of adopting these amendments on its future financial statements

3	Property and equipment

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2021	642,205	1,580	466,287	4,259,547	5,369,619
Additions	12,769	-	68,282	256,675	337,726
Depreciation	(58,426)	(1,580)	(67,616)	(722,636)	(850,258)

Net book value – March 31, 2022	596,548	-	466,953	3,793,586	4,857,087

	Furniture and fixtures $	Data centre equipment $	Office computer equipment $	Right of use assets $	Total $
Net book value – December 31, 2020	850,831	8,824	367,405	6,718,050	7,945,110
Additions	-	-	40,313	-	40,313
Depreciation	(58,521)	(2,503)	(69,165)	(900,269)	(1,030,458)

Net book value – March 31, 2021	792,310	6,321	338,553	5,817,781	6,954,965

4	Intangible assets

	Customer relationships $	Technology $	Total $
Net book value – December 31, 2021	-	3,044,278	3,044,278
Additions	-	824,359	824,359
Amortization	-	(353,741)	(353,741)

Net book value – March 31, 2022	-	3,514,896	3,514,896

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

	Customer relationships $	Technology $	Total $
Net book value – December 31, 2020	52,460	3,145,493	3,197,953
Additions	-	-	-
Amortization	(29,912)	(322,656)	(352,568)

Net book value – March 31, 2021	22,548	2,822,837	2,845,385

During the three months ended March 31, 2022, the Company capitalized $824,358 (2021 – nil) of development costs relating to revenue generating technology.

5	Lease obligations

	March 31, 2022 $	December 31, 2021 $
Obligations under leases	3,891,631	4,206,869
Less: Current portion	(1,973,346)	(2,058,161)

	1,918,285	2,148,708

The Company has minimum lease payment commitments under leases for the following amounts:

$
2022	1,674,166
2023	1,767,725
2024	675,433
2025	4,610
4,121,934

Less: Interest	230,303

Present value of minimum lease payments	3,891,631

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. During the three months ended March 31, 2022, the Company issued nil (2021 – nil) stock options to directors and officers of the Company (note 7(c)).

During the three months ended March 31, 2022, the Company issued 88,397 DSUs (2021 – 12,273) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

During the three months ended March 31, 2022, the Company issued 936,404 (2021 – 85,225) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of 6 to 36 months.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

7	Share capital and share based payments

a)	Share capital

As of March 31, 2022, the Company had an unlimited number of common shares authorized for issuance (2021 – unlimited) and 60,926, 530 common shares outstanding (2021 – 54,637,841).

b)	Equity financings

On June 14, 2021, the Company closed a public offering comprised of 5,665,025 common shares issued from treasury and offered by the Company at a price of US$10.15 ($12.25) per share for gross proceeds to the Company of US$57,500,003 ($69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,640,742 in connection with the offering which was recorded as a reduction of equity.

c)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, PSUs and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at March 31, 2022, the Company was entitled to issue a maximum of 9,138,980 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

The following table summarizes the continuity of options issued under the Stock Option Plan:

		March 31, 2022		March 31, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of period	1,094,001	1.90	1,865,519	1.69
Granted	-	-	3,333	1.06
Forfeited or cancelled	(90,000)	4.60	-	-
Exercised	(57,499)	1.21	(611,666)	1.40

Outstanding – End of period	946,502	1.68	1,257,186	1.83

Options exercisable – End of period	817,167	1.71	780,688	2.14

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

		March 31, 2022		March 31, 2021
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding – Beginning of period	23,334	2.09	35,000	2.09
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	-	-

Outstanding – End of period	23,334	2.09	35,000	2.09

Options exercisable – End of period	-	-	-	-

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

A summary of the Company’s combined stock options and Omnibus options outstanding under the above plans is as follows:

	March 31, 2022
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	3,333	1.42	3,333
1.06	32,134	1.50	32,134
1.13	68,333	3.17	55,000
1.14	10,000	1.67	10,000
1.15	20,000	2.67	13,333
1.27	8,334	2.42	5,000
1.55	58,033	2.17	18,699
1.59	173,334	2.92	106,667
1.71	503,001	2.00	503,001
1.94	40,000	0.67	40,000
2.09	23,334	3.42	-
4.12	7,500	0.17	7,500
4.47	22,500	0.42	22,500
	969,836		817,167

	March 31, 2021
Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable
0.96	37,333	2.42	667
1.06	132,168	2.50	43,667
1.13	95,000	4.17	-
1.14	10,000	2.67	6,667
1.15	20,000	3.67	6,667
1.27	8,334	3.42	1,668
1.55	83,017	3.17	4,351
1.59	185,000	3.92	51,668
1.71	506,334	3.00	485,333
1.94	50,000	0.42	50,000
2.09	35,000	4.42	-
4.12	7,500	1.17	7,500
4.47	22,500	1.42	22,500
4.60	100,000	1.00	100,000
	1,292,186		780,688

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

During the three months ended March 31, 2022, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options granted to employees, officers, directors and consultants of the Company of $1,478,997 (2021 – $864,392).

During the three months ended March 31, 2022, the Company granted nil (2021 – 3,333) stock options to employees, officers, directors, and consultants of the Company. Of those options, nil (2021 – nil) options were granted to officers or employees of the Company. Nil (2021 – 3,333) options were granted to consultants as compensation for services rendered.

During the three months ended March 31, 2022, 57,499 options were exercised at a weighted average exercise price of $1.21 per option, for gross proceeds of $69,298 (2021 – 611,666 were exercised at a weighted average price of $1.40 for gross proceeds of $857,882).

During the three months ended March 31, 2022, the Company granted nil (2021 – nil) options under the Omnibus Incentive Plan with a weighted average exercise price of nil (2021 – nil) to employees, officers, and directors.

During the three months ended March 31, 2022, nil (2021 – nil) options under the Omnibus Incentive Plan were exercised.

Share-based compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model with the weighted average assumptions for options granted during the period ended March 31, 2022 and 2021 as follows:

	2022 $	2021 $
Weighted average grant date fair value of options granted	$1.45	$1.45
Weighted average assumptions used
Expected option life	5 years	5 years
Risk-free interest rate	1.18%	1.43%
Expected volatility	76%	143%

The expected volatility was estimated based on the historical volatility of the Company’s common shares that covers the expected life of the options granted. The expected option life was estimated based on historical data and represents the numbers of years the options are expected to be outstanding. The risk-free rate was estimated based on the Government of Canada marketable bonds with a term that covers the expected life of the options granted.

d)	Deferred share units

During the three months ended March 31, 2022, the Company issued a total of 110,136 (2021 – nil) DSUs , of which 88,397 were issued to directors with one year vesting periods and 21,739 were issued to consultants of the Company, vesting every year in the measure of one third. During the three months ended March 31, 2022, 82,736 DSUs were exercised (2021 – 374,496).

e)	Restricted share units

During the three months ended March 31, 2022, the Company issued 1,380,420 (2021 – 171,693) RSUs to employees, officers, directors, and consultants of the Company. During the three months ended March 31, 2022, 52,492 (2021 – 189,834) RSUs were exercised.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

8	Finance costs

	March 31, 2022 $	March 31, 2021 $
Finance costs
Interest on finance leases and other interest	56,159	147,593
Interest and fees on term loans (note 15 (a))	89,696	127,287
	145,855	274,880

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three months ended March 31, 2022, and 2021 are as follows:

	2022 $	2021 $
Net income (loss) for the period	(4,490,393)	1,363,881
Weighted average number of shares outstanding – basic	60,886,379	54,398,478
Net income (loss) per share – basic	(0.07)	0.03

Dilutive effect of stock options	-	1,148,161
Dilutive effect on DSUs	-	377,536
Dilutive effect on RSUs	-	-
Diluted weighted average number of shares outstanding	60,886,379	55,924,175
Net income (loss) per share – diluted	(0.07)	0.03

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect

Stock options, DSUs, and RSUs	4,694,624	1,796,416

Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the periods with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

10	Segment information

The Company’s assets and operations are substantially located in Canada; however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the three months ended March 31, 2022, and 2021 is as follows:

	2022 $	2021 $
United States	16,003,103	21,430,134
Canada	3,821,183	3,111,483
Europe and other	3,996,602	2,912,975
	23,820,888	27,454,592

During the three months ended March 31, 2022, the Company had two customers that each represented 5% (2021 – one customer who represented 18%) of total revenue.

11	Government assistance

During the year ended December 31, 2020, the Company secured a $3,000,000 commitment funding from the National Research Council’s Industrial Research Assistance Program (“IRAP”). In January 2021, the Company secured an additional $535,200 commitment to bring the total commitment to $3,535,200. During the year ended December 31, 2021, the Company received $2,149,092 of this commitment from IRAP, and the amount was used to reduce technology costs on the consolidated statement of comprehensive income. As of December 31, 2021, the Company has recognized the full amount of $3,535,200 from the IRAP commitment.

12	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)
Measurement basis	March 31, 2022 $	December 31, 2021 $
Financial assets
Cash and cash equivalents	99,535,834	102,208,807
Accounts receivable	24,868,007	30,972,608
	124,403,841	133,181,415

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

	Loans and receivables/ financial liabilities
	(Amortized cost)
Measurement basis	March 31, 2022 $	December 31, 2021 $
Financial liabilities
Accounts payable and accrued liabilities	19,246,939	24,853,497
Term loans	5,201,269	5,916,956
International loans	962,565	882,085
Lease obligations	3,891,631	4,206,869
	29,302,404	35,859,407

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of finance lease obligations, and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

∙	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

∙	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

∙	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the three months ended March 31, 2022, and 2021 between any of the levels.

13	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board of Directors, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements, except for certain monthly financial covenants associated with the revolving line of credit as described in note 15.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

14	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of March 31, 2022, three customers each represented more than 5% of the gross accounts receivable balance of $25,245,495. As of December 31, 2021, two customers represented more than 5% of the gross accounts receivable balance of $31,310,642.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As of March 31, 2022, the allowance for expected credit loss was $377,488 (2021 – $338,034). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. Overdue accounts as of March 31, 2022, were $2,145,100 (2021 – $3,572,670), which is in the normal course of business. Management believes that the allowance is adequate.

The Company from time to time invests its excess cash in accounts with Schedule I banks and Silicon Valley Bank (“SVB”), a large U.S. based bank, with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of March 31, 2022, is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

The following are the contractual maturities for the financial liabilities:

	March 31, 2022
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	19,246,939	19,246,939	19,246,939	-	-
International Loans	962,565	962,565	603,596	358,969	-
Term Loans	5,201,269	5,472,207	2,421,100	3,051,107	-
Lease Obligation	3,891,631	4,121,934	1,973,346	2,148,588	-

	29,302,404	29,803,645	24,244,981	5,558,664	-

	December 31, 2021
	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	24,853,497	24,853,497	24,853,497	-	-
International Loans	882,085	882,085	467,312	414,773	-
Term loans	5,916,956	6,222,416	2,478,838	3,743,578	-
Lease Obligation	4,206,869	4,724,847	2,058,161	2,666,686

	35,859,407	36,682,845	29,857,808	6,825,037

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The revolving line of credit bears interest at 4.6%. The term loans bear interest at a fixed rate of 3.85%, which the Company believes is consistent with market interest rates for this type of debt

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $10,317,323 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

Balances held in U.S. dollars are as follows in CAD:

	March 31, 2022 $	December 31, 2021 $
Cash	97,274,697	99,118,059
Accounts receivable	16,103,624	22,017,575
Accounts payable	10,205,093	15,530,451

15	Borrowings

a)	Term Loan

On April 12, 2020, the Company borrowed US$5,400,00 from SVB in the form of a secured term loan that expires April 1, 2024 (the “Secured Term Loan”), and bears interest at the annual rate equal to the greater of (i) prime plus 2.0% and (ii) 6.75%. All transaction costs related to the Secured Term Loan have been capitalized and deferred and are being amortized over the term of the Secured Term Loan under the effective interest rate method and included in finance costs.

On November 9, 2020, the Company and SVB agreed to increase the availability under the Secured Term Loan by additional US$2,350,000 to a total of US$7,750,000.

On December 24, 2020, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 1.50% and 4.75%. On December 31, 2020, the prime rate was 3.25%.

On May 4, 2021, the Company and SVB agreed to amend the applicable interest rate of the Secured Term Loan to the greater of prime plus 0.60% and 3.85%. On September 30, 2021, the prime rate was 3.25%.

The following table outlines the activity of the term loans during the three months ended March 31, 2022, and 2021:

$
Amortized cost – January 1, 2022	5,916,956
Accrued interest	89,696
Payment of interest	(55,954)
Principal amount repaid	(777,261)
Exchange	27,832

Balance – March 31, 2022	5,201,269

$
Amortized cost – January 1, 2021	8,278,004
Accrued interest	127,287
Payment of interest	(93,671)
Principal amount repaid	(616,722)
Exchange	(155,689)

Balance – March 31, 2021	7,539,209

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

The credit facilities are subject to certain general and financial covenants, including the delivery of annual audited consolidated financial statements to the holders. The credit facilities are secured by all material assets of the Company. The Company was not in breach of any covenants as at March 31, 2022.

b)	International loans

On June 15, 2018, as a part of the acquisition of ADman, the Company assumed various government and bank loans and lines of credits.

Term loans

Term loans outstanding amounting to $767,433 (Euro 530,128) as at March 31, 2022 (2021: $1,288,519: Euro 874,272). The interest rates of 1.75% to 4.60% and maturity date from August 17, 2022 to May 21, 2025 for these unsecured term loans held during the period ended March 31, 2022, and 2021.

Line of credit

The line of credit payables amounting to $195,132 (Euro 139,610) as at March 31, 2022 (2021: $22,180: Euro 13,661) is secured against ADman’s accounts receivable as at March 31, 2022 and 2021. The interest rates of Euribor + 1.95% to Euribor 2.25% and maturity date from May 19, 2022 to April 16, 2023 for these line of credit payables held during the period ended March 31, 2022, and 2021.

16	Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year.

17	Expenses by nature

	March 31, 2022 $	March 31, 2021 $
Employee wages, salaries and benefits	7,336,995	5,894,585
Professional fees	520,084	441,403
Contractor consulting fees	810,244	712,606
Hosting and data costs	1,096,331	1,951,792
Insurance	754,950	74,590
Public company fees	222,842	137,667
Other	1,095,993	666,544
	$11,837,439	$9,879,187

For the period ended March 31, 2022 and 2021 the Company recorded the following subsidies which have all been offset against employee wages, salaries and benefits:

	March 31, 2022 $	March 31, 2021 $
IRAP	-	815,930
	-	$815,930

AcuityAds Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

For the three-month periods ended March 31, 2022, and 2021

(Expressed in Canadian dollars)

18	Subsequent event

On May 4, 2022, the Company announced that the Toronto Stock Exchange (“TSX”) has accepted the Company’s notice of intention to make a normal course issuer bid ("NCIB") to purchase up to 5,500,000 common shares   The NCIB will commence on May 16, 2022.  The Company is permitted to purchase up to the calculated amount or 10% of the public float.

All common shares purchased by the Company under the NCIB will be purchased at prevailing market prices in accordance with the rules and policies of the TSX and applicable securities laws. The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by the Company, subject to the applicable terms and limitations of the NCIB.  All common shares acquired by the Company under the NCIB will be cancelled.

The NCIB will terminate one year after its commencement, or earlier if the maximum number of common shares under the NCIB have been purchased. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it feels it is appropriate to do so.

In connection with the NCIB, subject to approval of the TSX, AcuityAds intends on entering into an automatic share purchase plan (the “ASPP”) with its designated broker to allow for the purchase of Shares under the NCIB at times when AcuityAds normally would not be active in the market due to internal trading black-out periods. Such purchases will be determined by the broker at its sole discretion, based on the purchasing parameters set out by the Company in accordance with the rules of the TSX, applicable securities laws and the terms of the ASPP. During the term of the ASPP, the Company will not communicate any material undisclosed or non-public information to the trading staff of the broker; accordingly, the broker may make purchases regardless of whether a trading blackout period is in effect or whether there is material undisclosed or non-public information about the Company at the time that purchases are made under the ASPP.